UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

(Report No. 1)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the current report on form 6-K, dated February 18, 2024, by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on February 17, 2025, the Company issued a negotiable, transferrable, due on demand, promissory note, without an interest (the “Original Note”), in the principal amount of $3,500,000 (the “Principal Amount”) to Huidan Li, the Co-Chairman of the board of directors of the Company.

On April 21, 2025, the Company entered into the Note Transfer and Assignment Agreement (the “Assignment Agreement”) with Mr. Li (the “Assignor”) and six (6) investors (the “Assignees” or the “Holders”), pursuant to which, at the closing, occurred on the same date, the Assigner transferred and assigned to the Assignees, collectively, $1,380,000 of the Principal Amount under the Original Note (the “Total Assigned Debt”), together with all rights, title and interest in the Total Assigned Debt, in consideration of payment of $1,380,000 by Assignees, with each Assignee purchased from the Assignor, as was assigned all rights, title and interest in, and to the principal amount of $230,000 of the Total Assigned Debt (the “Assignment”),

Pursuant to the terms of the Assignment Agreement, at the closing, the Company issued to the Assigner a new promissory note in the principal amount of $2,120,000 (the “New Huidan Note”) and recognized each Assignee as the owner of the Assignment, and issued to each Assignee a new promissory note in the principal amount of $230,000 (the “Assignee Note”) on the same terms as the Original Note.

On April 22, 2025, the Company and the Holders entered into a debt exchange agreement (the “Exchange Agreement”), pursuant to which, the Holders agreed to cancel the total amount of the Company’s indebtedness under the Assignee Notes, in exchange for the issuance of an aggregate of 69,000 shares (each Holder to receive 11,550 shares) of a new series of the Company’s preferred stock, designated as Series F Convertible Preferred Stock (the “Series F Stock”), at the exchange price of $20.00 per share. As contemplated by the terms, and subject to conditions, of the Exchange Agreement, the closing of the transactions contemplated by the Exchange Agreement (the “Closing”) is scheduled to occur on or about May 16, 2025, upon satisfaction of certain conditions, including, among other things (i) the Company’s submission of Listing of Additional Shares Notification Form with Nasdaq Capital Market at least 15 calendar days prior to the issuance of the shares of Series F Stock; (ii) obtaining the shareholder approval for the issuance of 20% or more of the Company’s issued and outstanding share capital, as required by Nasdaq Marketplace Rule 5635(d); and (iii) filing of the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) with the Registrar of the Corporation under the Marshall Island Business Corporations Act (the “BCA”), establishing the Series F Stock.

Pursuant to the terms of the Certificate of Designation of Series F Stock, Series E Shares are convertible to shares of the Company’s common stock at the conversion rate of 1 for 100, such as each Series F Share to be converted into 100 shares of the Company’s common stock without payment or any additional consideration by the Holder thereof. Such conversion is subject to the following schedule: (i) up to 2,000 of the Series F Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 2,500 of the Series E Shares may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to additional 3,000 of the Series E Shares may be converted by such Holder after six (6) months from the date of the issuance; and (iv) up to 4,000 of the Series F Shares may be converted by such Holder after nine (9) months from the date of issuance. If any Series F Shares remain outstanding on or after one (1) year from the issuance, the Company will have the right, but not the obligations, to require the Holder of such Series F Shares to convert them into the number of fully paid and non-assessable shares of common stock as would result from multiplying the number of Series F Shares by 100. Holders of Series F Shares vote together with holders of shares of common stock on a one-for-one basis, without regard to the number of shares of common stock into which each Series F Share is convertible, have no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation.

The transactions related to the issuance of the New Huidan Note, the Assignee Notes, the Exchange Agreement and the issuance of the Series E Shares and shares of common stock issuable upon conversion of Series E Shares (the “Conversion Shares”) were unanimously approved by the board of directors of the Company. The transactions related to the issuance of Series F Shares and the Conversion Shares were approved by the holders of 65% of the capital stock of the Company.

The issuance of the New Huidan Note and the Assignee Notes described above were exempt from registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as transactions by an issuer not involving any public offering. The issuance of the Series F Shares and the Conversion Shares will be exempt from registration requirements under Section 4(a)(2), Rule 506(b) of Regulation D (“Regulation D”) and/or Regulation S, as promulgated by the Securities and Exchange Commission (the “SEC”) thereunder.

The foregoing descriptions of the New Huidan Note, the Assignee Notes, Assignment Agreement, the Exchange Agreement, and the Form of Certificate of Designation of Series F Stock do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are attached to this Current Report on Form 6-K as Exhibits 4.1, 4.2, 10.1, 10.2, and 10.3 respectively, and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description

4.1	New Huidan Note, dated April 21, 2025 issued by the Registrant to Huidan Li in the principal amount of $2,120,000
4.2	Form of Assignee Note, dated April 21, 2025, in the principal amount of $375,000 issued by the Registrant to each Assignee
10.1	Note Transfer and Assignment Agreement dated April 21, 2025, by and among the Registrant, Huidan Li, and the Assignees
10.2	Debt Exchange Agreement dated April 22, 2025, by and among the Holders and the Registrant
10.3	Form of Certificate of Designation of Series E Convertible Preferred Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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